Filed by MainStay Funds Trust (SEC File Nos.: 333-277907, 333-277908,

333-277909, and 333-277910, 333-277911 and 333-234099; 811-22321) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended.

Subject Company: Aquila Municipal Trust

Subject Company SEC File Numbers: 033-01857 and 811-4503

Fund Reorganizations Information

What are shareholders being asked to vote on at the Special Shareholder Meeting?

Shareholders of Aquila Tax-Free Trust of Arizona, Aquila Tax-Free Fund of Colorado, Aquila Churchill Tax-Free Fund of Kentucky, Aquila Narragansett Tax-Free Income Fund, and Aquila Tax-Free Trust of Utah (“Acquired Aquila Funds” each an “Acquired Fund” or “Fund”) will be asked to approve an Agreement and Plan of Reorganization for their respective Fund into a MainStay Fund, as outlined below.

Acquired Aquila Funds	Acquiring MainStay Funds
Aquila Tax-Free Trust of Arizona	MainStay MacKay Arizona Muni Fund
Aquila Tax-Free Fund of Colorado	MainStay MacKay Colorado Muni Fund
Aquila Churchill Tax-Free Fund of Kentucky	MainStay MacKay Strategic Municipal Allocation Fund
Aquila Narragansett Tax-Free Income Fund	MainStay MacKay Strategic Municipal Allocation Fund
Aquila Tax-Free Trust of Oregon	MainStay MacKay Oregon Muni Fund
Aquila Tax-Free Fund For Utah	MainStay MacKay Utah Muni Fund

Why are the Reorganizations being proposed?

Aquila Investment Management LLC (“Aquila”), the investment adviser for the Acquired Funds, has agreed to sell assets used in its investment advisory business relating to the Funds to New York Life Investments, subject to shareholder approval of the Reorganizations, among other conditions. If the Reorganizations are successfully completed, New York Life Investments will serve as investment adviser of each Acquiring MainStay Fund and MacKay Shields LLC (“MacKay”) will serve as investment subadvisor to each Acquiring MainStay Fund.

How will the Reorganizations affect shareholders?

Each Reorganization is subject to the approval of the applicable Acquired Aquila Funds’ shareholders. If shareholders of an Acquired Aquila Fund approve its Reorganization, and all other conditions are satisfied or waived, such shareholders will become shareholders of the Acquiring MainStay Fund as outlined above. Shareholders will receive shares of a class of the Acquiring MainStay Fund equal in value to the shares that they hold of their respective Acquired Fund as shown in the table below.

Aquila Municipal Trust Proposed Fund Reorganizations

Shareholder Proxy Frequently Asked Questions

Special Shareholder Meeting Date: June 17, 2024

Current Aquila Fund Share Class	Acquiring MainStay Fund Shares
Class A	Class Z
Class C	Class C
Class F	Class I
Class I	Class A
Class Y	Class I

What are the key differences between the Acquired Aquila Funds and Acquiring MainStay Funds?

•

Aquila is the Acquired Funds’ investment adviser and Clarfeld is the subadvisor to Aquila Narragansett Tax-Free Income Fund (“Aquila RI Fund”). New York Life Investments will serve as the investment adviser to the Acquiring MainStay Funds and will supervise the services provided by MacKay, which will serve as subadvisor to the Acquiring MainStay Funds.

•

The Acquiring MainStay Funds have different portfolio managers than the Acquired Aquila Funds. Bios of the portfolio managers of the Acquiring MainStay Funds are located in the Proxy Statement/Prospectus.

•

For certain Acquired Aquila Funds (e.g., AZ, CO, OR and UT) and their Acquiring MainStay Funds, their investment objectives are similar in that they both seek current income exempt from federal and state income taxes. In addition, such funds’ principal investment strategies, investment policies and principal risks are similar, although there are material differences as outlined in the accompanying Appendix.

•

With respect to Aquila Churchill Tax-Free Income Fund (“Aquila KY Fund”) and Aquila RI Fund, please refer to the accompanying Appendix that outlines important differences between the investment objectives and principal investment strategies of each Acquired Aquila Fund and the Acquiring MainStay Fund.

For internal use only. Not for further distribution.

Aquila Municipal Trust Proposed Fund Reorganizations

Shareholder Proxy Frequently Asked Questions

Special Shareholder Meeting Date: June 17, 2024

How will the Reorganizations affect shareholder fees and expenses?

There will be differences in shareholder fees and expenses following the Reorganizations that are detailed in the Proxy Statement/Prospectus. Shareholders will not be assessed any sales charges in connection with the Reorganizations.

What happens if shareholders do not approve the Reorganizations?

It may be necessary to adjourn or postpone the shareholder meeting if the necessary voting results/quorum are not reached by the June 17, 2024 shareholder meeting date.

If the Reorganizations are not approved by shareholders, such Acquired Aquila Fund(s) will continue to be advised by Aquila, as described in the Acquired Aquila Fund’s prospectus, and the Board of Trustees of Aquila Municipal Trust will determine what additional action, if any, should be taken.

If the Reorganizations do not take place, the Board of Trustees of Aquila Municipal Trust may opt to continue one or more of the Acquired Aquila Funds as a series of Aquila Municipal Trust or it may, depending on its assessment of each Acquired Aquila Fund’s viability as part of Aquila Municipal Trust, opt to liquidate and terminate one or more of the Acquired Aquila Funds. Follow-up communications will be sent to shareholders and financial intermediary firms if a Reorganization is not approved.

When are the Reorganizations scheduled to occur?

If approved by shareholders and all other conditions are satisfied or waived, the Reorganizations are scheduled to occur at the close of business on or around July 19, 2024 (“Closing Date”).

Are the Reorganizations a taxable event to shareholders?

The Reorganizations are expected to be free from federal income taxes to shareholders.

It is not possible at this time to provide an estimate of any gain or loss to be recognized by an Acquired Aquila Fund that would be carried over to the Acquiring MainStay Fund for U.S. federal income tax purposes in connection with the transaction of the Acquired Aquila Fund’s portfolio.

For internal use only. Not for further distribution.

Aquila Municipal Trust Proposed Fund Reorganizations

Shareholder Proxy Frequently Asked Questions

Special Shareholder Meeting Date: June 17, 2024

Following the Reorganizations, each respective Acquiring MainStay Fund’s ability to carry forward and use the Acquired Aquila Fund’s or its own pre-Reorganization capital losses, if any, may be limited.

Tax-exempt dividends from the Acquiring MainStay Fund may not qualify for a state or local income tax exemption in certain states or localities. Shareholders of the Acquired Aquila Funds should consult their tax advisers regarding the income tax consequences of holding shares in the Acquiring MainStay Fund, including differences in the state and local tax treatment of dividends received from the Acquired Aquila Funds and the Acquiring MainStay Fund.

Aquila does not provide accounting, tax or legal advice. Shareholders should consult their tax advisors about possible state and local tax consequences of the Reorganizations, if any, because the information about tax consequences in this document relates to the U.S. federal income tax consequences of the Reorganizations only.

Shareholder Proxy Information

Why is a shareholder proxy necessary?

Mutual funds are required to obtain shareholder approval for certain types of transactions, including certain reorganizations. The Board of Trustees of Aquila Municipal Trust (the “Board”) has approved the respective Reorganization Agreements and recommends that shareholders vote “FOR” the proposals.

Who is eligible to vote?

Shareholders who held shares of the Acquired Aquila Funds as of March 28, 2024 are eligible to vote their shares.

How can shareholders vote their shares?

Proxy materials will be sent to the Fund’s shareholders on or around May 1, 2024 and will include instructions on how to vote their shares by internet, telephone, mail, or in-person at the special shareholder meeting.

When is the last day shareholders can vote their shares?

Voted ballots sent by mail should be received by the close of business on June 16, 2024. Alternatively, shareholders can vote online or by phone until 11:59 pm ET on June 16, 2024.

For internal use only. Not for further distribution.

Aquila Municipal Trust Proposed Fund Reorganizations

Shareholder Proxy Frequently Asked Questions

Special Shareholder Meeting Date: June 17, 2024

Contact Information

Who should shareholders contact if they have questions about the proxy or Reorganizations?

Shareholders can contact their financial professional, or Aquila Group of Funds at (800) 437-1000, with any questions.

Where can shareholders and financial intermediary firms obtain more information on MainStay Funds?

The Proxy Statement/Prospectus contains additional information on the MainStay Funds. Please also visit New York Life Investments’ website (https://ww.w.newyorklifeinvestments.com ), which provides broad information about the firm, MainStay Funds, and their affiliates, as well as their long-term investment management capabilities.

Mutual fund investing involves risk; loss of principal is possible. Investments in bonds may decline in value due to rising interest rates, a real or perceived decline in credit quality of the issuer, borrower, counterparty, or collateral, adverse tax or legislative changes, court decisions, market or economic conditions. High-yield bonds are subject to greater credit risk, default risk, and liquidity risk.

Before investing in any mutual fund offered by Aquila Group of Funds, investors should carefully read about and consider the investment objectives, risks, charges, expenses, and other information found in the fund’s prospectus. The prospectus is available at ww.w.aquilafunds.com and by calling 800-437-1020.

To receive a free copy of a Proxy Statement/Prospectus relating to a Reorganization, please call New York Life Investments toll free at 1-800-624-6782. This document is qualified in its entirety by reference to the Proxy Statement/Prospectus and supersedes any prior document. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve a Reorganization.

For internal use only. Not for further distribution.

Aquila Municipal Trust Proposed Fund Reorganizations

Shareholder Proxy Frequently Asked Questions

Special Shareholder Meeting Date: June 17, 2024

About New York Life Investment Management LLC

New York Life Investment Management LLC (“NYLIM”) is an indirect wholly-owned subsidiary of New York Life Insurance Company (“New York Life”) and a wholly-owned subsidiary of New York Life Investment Management Holdings LLC.

“New York Life Investments” is both a service mark, and the common trade name, of the investment advisors affiliated with New York Life Insurance Company.

The MainStay Funds® are managed by New York Life Investment Management LLC and distributed by NYLIFE Distributors LLC, 30 Hudson Street, Jersey City, NJ 07302, a wholly owned subsidiary of New York Life Insurance Company. NYLIFE Distributors LLC is a Member FINRA/SIPC.

The foregoing disclosure is not intended to solicit a proxy from any Fund shareholder. The solicitation of proxies to effect each Reorganization will only be made by the final, effective Registration Statement on Form N-14, which includes a definitive Proxy Statement/Prospectus.

© 2024. All rights reserved.

Aquila Distributors LLC

800-437-1020

ww.w.aquilafunds.com

For internal use only. Not for further distribution.